UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Vaxxinity, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92244V104

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications:

W. Bruce Newsome, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219-7673

(214) 651-5000

SCHEDULE 13G

CUSIP No. 92244V104

1	Name of Reporting Persons Lou Reese
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	Sec Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 9,311,556 (1)
	8	Shared Dispositive Power 271,655 (2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 9,583,211 (1) (2)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 8.6% (3)
12	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 17,500 shares of Class A Stock owned by the Reporting Person, (ii) 3,955,512 shares of Class B common stock, par value $0.0001 per share of the Issuer (the “Class B Stock”) owned the Reporting Person, (iii) 2,346,709 shares of Class A Stock underlying a stock option (the “Class A Options”) owned by the Reporting Person, and (iv) 2,991,835 shares of Class B Stock underlying a stock option (the Class B Options”) owned by the Reporting Person. Class B Stock is convertible to Class A Stock on a one-for-one basis and has no expiration date.

(2)	Includes 271,655 shares of Class A Stock owned by Blackfoot Healthcare Ventures LLC.
(3)

Based upon 111,966,892 shares of Class A common stock, par value $0.0001 per share, of the Issuer (the “Class A Stock”) outstanding as of March 24, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, that was filed on March 24, 2022, by the Issuer with the U.S. Securities and Exchange Commission.

Item 1.

(a)	Name of Issuer:

Vaxxinity, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1717 Main St., Suite 3388, Dallas, Texas 75201.

Item 2.

(a)	Name of Person Filing:

This statement is filed by and on behalf of Lou Reese (referred herein as the “Reporting Person”). Pursuant to a voting agreement dated October 1, 2021, by and among various parties including the Reporting Person, (the “Voting Agreement”), the Reporting Person’s spouse has been delegated the exclusive right to vote the shares of Class A Stock that are held directly by the Reporting Person and Blackfoot Healthcare Ventures LLC (“Blackfoot”) on all matters submitted to a vote of the stockholders of the Issuer. The Reporting Person disclaims beneficial ownership of the shares of Class A Stock held directly by Blackfoot.

The Reporting Person declares that none of the filing of this statement or anything herein or the Voting Agreement shall be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person under the Voting Agreement or otherwise) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.

(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office the Reporting Person is 1717 Main St., Suite 3388, Dallas, Texas 75201.

(c)	Citizenship:

See Item 4 on the cover page(s) hereto.

(d)	Title and Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Stock”)

(e)	CUSIP No.:

92244V104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership

(a) Amount Beneficially Owned as of the time of filing: See Item 9 on the cover pages(s) hereto.

(b) Percent of Class as of the time of filing: See Item 11 on the cover page(s) hereto.

(c) As of the time of filing, number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover pages hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2022

/s/ LOU REESE

LOU REESE